

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

May 19, 2010

Mr. Zongshu Nie
Chief Financial Officer
Deer Consumer Products, Inc.
Area 2, 1/F, Building M-6
Central High-Tech Industrial Park
Nanshan, Shenzhen, China 518057

> **RE:** **Deer Consumer Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 001-34407**

Dear Mr. Zongshu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Related to Our Business, page 12

1.  Refer to your disclosure on page 18. Please describe the nature and amount of the liabilities that were transferred to a third party pursuant to the Share Exchange Agreement.

2.  Refer to your disclosure on page 22. Tell us how you determined the appropriate accounting treatment for the acquisition of 100% of the equity interest in Winder.

3.  Refer to your disclosure on page 23.  We note that your PRC resident beneficial owners, including your Chairman, have not registered with the local SAFE branch.  Please revise your disclosure to explain why they have not done so and whether you believe they intend to do so.  Also explain how you determined whether a liability has been incurred by the company as a result of their noncompliance.  Disclose whether the company is in compliance with the SAFE registration procedures for employee stock ownership plans and share options, if applicable.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

4.  Refer to your discussion of revenues beginning on page 32.  In light of the global economic slowdown, on which you comment in a risk factor on page 12, please expand your discussion to provide more detailed analysis specifically identifying the reasons (e.g. new products, new agreements, entering new markets, increased advertising, changes in pricing, etc.) behind the significant increases in revenue the company has experienced.  Please be very specific in your response.  For instance, you mention increased marketing efforts, particularly in China, but even US revenue increased 49% in 2009 and 108% during the first quarter of 2010.  Please address this in your response, and explain why you believe that the concerns raised in you risk factor on page 12 have not resulted in decreased revenues, and instead, significantly higher revenues.

Item 9. Directors, Executive Officers and Corporate Governance, page 37

5.  Please revise future filings to provide, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure.  Please refer to Item 401(e)(1) of Regulation S-K, and SEC Release No. 33-9089.

Item 10. Executive Compensation, page 41

6.  We note that you have elected to follow the scaled disclosure requirements for smaller reporting companies with respect to the disclosure required by Item 402 of Regulation S-K.  In future filings, please provide your Summary Compensation Disclosure in the format provided at Item 402(n) of Regulation S-K.

Financial Information of Registrant

7.  In light of the capital outflow policies in China that may restrict the ability of your PRC subsidiaries from paying dividends described in the Risk Factor on page 26, as well as other restrictions such as the SAFE regulations described on page 23, it appears you should provide condensed financial information of the registrant pursuant to 5-04 of

Regulation S-X.  It appears it may also be necessary for you to provide the disclosures required pursuant to 4-08(e) of Regulation S-X.  Please revise accordingly or advise us.

Revenue Recognition, page F-11

8.    Please revise your disclosure to clarify whether you recognize revenue when your products are shipped, or when delivery is completed, and why.

Note 7 – Stockholder's Equity, page F-14

9.    Please disclose and tell us the nature of the intangible asset transferred to the company from a related party.

\*    \*    \*    \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3815 with any other questions.

Sincerely,


Larry M. Spirgel
Assistant Director